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                                                                       Exhibit 6


[GRAND CASINOS, INC. LETTERHEAD]

January 15, 1998

Via Fax                               CONFIDENTIAL
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Marlin Torguson
Chairman
Casino Magic Corporation
(601) 466-8061

Dear Marlin:

This letter is to convey our final proposal for the merger of Grand Casinos, Inc. ("Grand") and Casino Magic Corporation ("Magic").

The transaction this proposal contemplates would be a tax-free merger. Grand's offer would be for all of the outstanding stock of Magic. Grand would acquire 25% of the outstanding shares of Magic at a cash price of $1.60. The remaining 75% of the outstanding shares of Magic will be acquired with Grand Stock at a
7.95 to 1 ratio (every 7.95 shares of Magic will be converted into 1 share of Grand). If the moving average of the closing price (bid) of Grand stock for any 5 trading days prior to Closing is $11.00 or below both parties have the option to renegotiate or walk away from the transaction without penalty.

Grand is prepared to accept the amended severance arrangements as represented by Magic and to accept the fee arrangement with Wasserstein (1% of total transaction value).

The transaction would be subject to ordinary and reasonable conditions, including but not limited to, fairness opinions, Governmental consents, Board approvals, Shareholder approvals, completion of due diligence, and no material adverse changes.

Upon acceptance of this proposal it will be necessary to proceed promptly and in good faith to the preparation and execution of documentation necessary to consummate this transaction. It would be intended that the parties use their best efforts to execute a Definitive Agreement within 10 days of the date of this letter. Neither party would have any obligation to the other with respect to this transaction until the Definitive Agreement is signed.

We look forward to your response to this proposal as soon as possible.

GRAND CASINOS, INC.

/s/ Lyle Berman
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Lyle Berman
Chairman & CEO